Exhibit 99.1

▶ NYSE-MKT, TSX: NG	NEWS RELEASE

SAVE THE DATE:
NOVAGOLD Third Quarter 2013 Results Release, Conference Call and Webcast

September 19, 2013 — Vancouver, British Columbia — NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) will release its third quarter financial results after market close October 9, 2013. The conference call and webcast, to discuss these results, will take place October 10, 2013 at 8:00 am PDT (11:00 am EDT). The webcast and conference call-in details are provided below.

Webcast:	www.novagold.com
North American callers:	1-866-318-8614
International callers:	1- 617-399-5133
Participant Passcode:	42727211

The webcast will be archived on NOVAGOLD’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-888-286-8010 (North America), or 1-617-801-6888 (International), followed by your Access PIN: 68259173.  For a transcript of the call please email info@novagold.com.

NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

▶              www.novagold.com
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